T. Rowe Price Tax-Free Intermediate Bond Fund, Inc.

On July 19, 2006, the Board of Directors of the T. Rowe Price Tax-Free Intermediate Bond Fund, Inc., recommended a plan of reorganization for the T. Rowe Price Tax-Free Intermediate Bond Fund ("Tax-Free Intermediate Fund"). Under the reorganization, the assets of the fund would be transferred to the T. Rowe Price Summit Municipal Intermediate Fund in exchange for shares of equal value of that fund. The reorganization was subject to the approval of shareholders of the Tax-Free Intermediate Bond Fund and was approved at a special shareholder meeting held on October 18, 2006. The number of affirmative votes cast was 10,767,526.156. The number of negative votes cast was 400,933.399.